UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IOTA COMMUNICATIONS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Class of Warrants to Purchase Common Stock with an Exercise Price of $0.3753 Issued in September 2018 in

Exchange for Warrants Issued between March 2018 and July 2018

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Barclay Knapp

Chief Executive Officer

Iota Communications, Inc.

540 Union Square

New Hope, PA 18938

(855) 743-6478

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Joseph M. Lucosky, Esq.

Steven A. Lipstein, Esq.

Lucosky Brookman LLP

101 Wood Avenue South

Woodbridge, New Jersey 08830

(732) 395-4400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$12,504,542	$1,516.00
*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the exercise by the holders of a total of 18,281,494 warrants to purchase common stock for which such holders will receive certain services and a total of 21,937,793 shares of common stock (the holders will receive an extra 3,656,299 shares as part of the offer in addition to 18,281,494 shares of common stock to which they are entitled pursuant to the warrant exercise) which are valued at $0.57 per share, the average of the high and low prices of Iota Communications, Inc.’s (the “Company”) shares of common stock as reported by the OTCQB for December 7, 2018.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $121.20 per million dollars of the transaction valuation.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Iota Communications, Inc. (the “Company” or “Iota” or “we”, “us”, or “our”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the following exchange offer: upon the holders of up to 18,281,494 of that certain class of warrants, each to purchase one share of common stock, with an exercise price of $0.3753 per share and each issued in September 2018 in exchange for warrants issued by us between March 2018 and July 2018 to individuals and entities in connection with such individuals and entities purchasing certain wireless spectrum services from us between March 2018 and July 2018 (the “Warrants”), exercising such Warrants for the cash exercise price of $0.3753 per share, Iota shall: (i) issue up to 21,937,793 shares of common stock (the holders will receive up to an extra 3,656,299 shares (a 20% bonus) as part of the offer in addition to the up to 18,281,494 shares of common stock to which they are entitled pursuant to the warrant exercise); and (ii) provide services to the holders such that the holders will receive, within twelve (12) months of the expiration date of this tender offer, at least 1.1373 megahertz pops (“MHz-POPs”) (the amount of megahertz of wireless spectrum covered by an exclusive Federal Communications Commission (“FCC”) radio frequency license (“FCC License Authorization”) multiplied by the population in the Economic Area (as defined by the FCC) covered by such FCC license) in FCC License Authorizations for each Warrant exercised. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Exercise and Exchange dated December 11, 2018 (the “Offer to Exercise and Exchange”) and in the related Letter to Holders of Warrants (the “Letter”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Exercise and Exchange and the Letter, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the issuer is Iota Communications, Inc. The address and telephone number of Iota’s principal executive office is: 540 Union Square, New Hope, PA 18938; telephone (855) 743-6478.

Pursuant to General Instruction C to Schedule TO, the information set forth in “The Offer—Section 8. Interests of Directors and Executive Officers” of the Offer to Exercise and Exchange is incorporated herein by reference.

(b) Securities.

This Schedule TO relates to all of the Warrants. The Warrants form a class on the basis of: their specific exercise price ($0.3753 per share); when they were issued (September 2018 in exchange for warrants issued by us between March 2018 and July 2018); and to whom they were issued (individuals and entities who purchased certain wireless spectrum services from us between March 2018 and July 2018). As of November 30, 2018, there were issued and outstanding 7,339,306 of other classes of warrants with a weighted average duration of 0.84 years, and a weighted average exercise price of $0.87 per share. This Schedule TO does not relate to any of these 7,339,306 warrants. In addition, as of November 30, 2018, there were issued and outstanding 5,295,834 options with a weighted average duration of 7.28 years, and a weighted average exercise price of $1.33 per share. This Schedule TO does not relate to any of these options.

(c) Trading Market and Price.

The information set forth in the section of the Offer to Exercise and Exchange titled “The Offer—Section 6. Price Range of Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

Iota is the subject company and the filing person. The business address and telephone number of Iota are set forth under Item 2(a) above.

The address and telephone number of each director and executive officer is: Iota Communications, Inc., 540 Union Square, New Hope, PA 18938; telephone (855) 743-6478.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 1. Number of Warrants; Shares of Common Stock to be Issued and Services to be Provided” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 1. Number of Warrants; Shares of Common Stock to be Issued and Services to be Provided” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 5. Conditions of the Offer” and “The Offer—Section 12. Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 3. Procedures for Exercising Warrants” and “The Offer—Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 1. Number of Warrants; Shares of Common Stock to be Issued and Services to be Provided” and “The Offer—Section 3. Procedures for Exercising Warrants” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) Not applicable.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers,” and “The Offer—Section 9. Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i)-(vii) Not applicable.

(b) Purchases.

The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 8. Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer,” “The Offer—Section 8. Interests of Directors and Executive Officers,” and “The Offer—Section 10. Information Concerning Iota” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer,” and “The Offer—Section 10. Information Concerning Iota” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the section of the Offer to Exercise and Exchange titled “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer,” “The Offer—Section 6. Price Range of Common Stock” and “The Offer—Section 10. Information Concerning Iota” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the section of the Offer to Exercise and Exchange titled “The Offer—Section 7. Source and Amount of Funds or Other Consideration” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exercise and Exchange titled “The Offer—Section 7. Source and Amount of Funds or Other Consideration” is incorporated herein by reference.

(d) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 8. Interests of Directors and Executive Officers” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 8. Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 13. Fees and Expenses” is incorporated herein by reference.

None of the Company, the Company’s board of directors, or GP Nurmenkari Inc., the placement agent for the Offer, is making any recommendation to you as to whether to exercise or refrain from exercising your Warrants pursuant to the Offer. You must make your own decision as to whether to exercise your Warrants. In doing so, you should read carefully the information in the Offer to Exercise and Exchange and in the related Letter, including the purposes and effects of the Offer. See “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer.” You should discuss whether to exercise your Warrants with your own broker or other financial advisor, if any.

Item 10.	Financial Statements.

(a) Financial Information.

The Company’s financial statements are incorporated herein by reference:

●	Annual Report on Form 10-K for the fiscal year ended May 31, 2018, filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2018; and

●	Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2018, filed with the SEC on October 19, 2018.

The full text of the Quarterly Report on Form 10-Q and the Annual Report on Form 10-K, as well as the other documents the Company has filed with the SEC prior to, or will file with the Commission subsequent to, the filing of this Tender Offer Statement on Schedule TO, can be accessed electronically on the SEC’s website at www.sec.gov. Copies of our SEC filings are also available without charge upon written request addressed to: Iota Communications, Inc., 540 Union Square, New Hope, PA 18938, attn.: Corporate Secretary, telephone (855) 743-6478.

Our net tangible book value as of August 31, 2018 was approximately $(5,068,109), or approximately $(0.117) per share. Net tangible book value per share represents our total tangible assets less total tangible liabilities, divided by the number of shares of common stock outstanding as of August 31, 2018.

(b) Pro Forma Information.

The following tables present unaudited pro forma condensed financial data for the Company disclosing the effect of the Offer to Exercise and Exchange on the Company’s:

(i) balance sheet as of August 31, 2018;

(ii) statement of income and earnings per share for the quarterly period ended August 31, 2018; and

(iii) book value per share as of August 31, 2018.

In preparing this pro forma condensed financial data the Company assumed that all holders of Warrants elected to participate in the Offer to Exercise and Exchange for all 18,281,494 warrant shares eligible to participate in such Offer to Exercise and Exchange and that the Offer to Exercise and Exchange was completed as of the end of the quarterly period ended August 31, 2018. The pro forma condensed financial data does not include any adjustment related to the issuance of services such that a warrant holder will receive, within twelve (12) months of the expiration date of this tender offer, at least 1.1373 MHz-POPs in FCC License Authorizations for each warrant exercised. The pro forma condensed financial data is presented for informational and illustrative purposes only. The data does not purport to represent what our consolidated financial data would have been if the Offer to Exercise and Exchange was completed for all eligible warrant shares as of August 31, 2018, and the data does not purport to project our future consolidated statement of operations or financial position.

The pro forma condensed financial data does not give effect to the September 5, 2018 closing of the merger that resulted in M2M Spectrum Networks, LLC becoming a wholly owned subsidiary of the Company. For more information about the merger, see our Current Report on Form 8-K filed with the SEC on September 7, 2018.

Numbers are in thousands, except for share and per share data.

	Three Months Ended August 31, 2018
	Actual	Adjustments	Pro-forma
Statement of Operations Data
Net Sales	$845	$-	$845
Gross (Loss) Profit	$(190)	-	$(190)
Loss From Operations	$(1,953)	$-	$(1,953)
Net Loss	$(5,057)	$-	$(5,057)
Loss per Common Share - Basic and Diluted	$(0.15)	$-	$(0.15)
Weighted Average Shares Outstanding - Basic and Diluted	34,104,199	290,223	34,397,422

	As of August 31, 2018
	Actual	Adjustments		Pro-forma
Balance Sheet Data
Current assets	$1,085		$6,175	$7,260
Non-current assets	$13,945	$		$13,945
Current liabilities	$6,383	$		$6,383
Stockholders’ equity	$8,647		$6,175	$14,822
Book value per share	$0.20		$0.03	$0.23
Shares outstanding	43,434,034		21,937,793	65,371,827

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 8. Interests of Directors and Executive Officers” and the Letter to Holders of Warrants, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(c) Other Material Information.

The information set forth in the sections of the Offer to Exercise and Exchange titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer—Section 11. Certain Legal Matters; Regulatory Approvals,” “The Offer—Section 14. Miscellaneous,” and “Where You Can Find More Information” is incorporated herein by reference.

Iota will amend this Schedule TO to include documents that it may file with the SEC after the date of the Offer to Exercise and Exchange pursuant to Sections 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended, and prior to the expiration of the Offer, to the extent required by Rule 13e-4(d)(2) of the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exercise and Exchange.

(a)(1)(B)	Letter to Holders of Warrants.

(a)(1)(C)	Form of Election to Participate and Exercise Warrant.

(a)(1)(D)	Form of Notice of Withdrawal.

(a)(1)(E)	Form of Warrant (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 7, 2018)

(a)(5)(A)	Annual Report on Form 10-K for the fiscal year ended May 31, 2018, filed with the SEC on September 18, 2018 (incorporated herein by reference)

(a)(5)(B)	Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2018, filed with the SEC on October 19, 2018 (incorporated herein by reference)

(d)(1)	Placement Agency Agreement dated December 4, 2018, by and between the Company and GP Nurmenkari, Inc.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2018

Iota Communications, Inc.

By:	/S/ Barclay Knapp
Name: Barclay Knapp
Title: Chairman and Chief Executive Officer